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                                               Exhibit (a)(9) to Schedule TO-TA
                                               --------------------------------

         This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares or Rights. The offer is made solely by the Offer to Purchase dated April 11, 2002, and the related Letter of Transmittal and is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares or Rights in any jurisdiction in which the making of the offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where securities or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                      Notice of Offer to Purchase for Cash
                    2,465,322 Shares of Class A Common Stock
           (Including the Associated Preferred Stock Purchase Rights)
                                       of
                          Interstate Hotels Corporation
                                       at
                               $3.00 Net Per Share
                                       by
                     Shaner Hotel Group Limited Partnership

         Shaner Hotel Group Limited Partnership, a Delaware limited partnership (the "Purchaser"), is offering to purchase 2,465,322 shares of Class A Common Stock, par value $0.01 per share, issued and outstanding as of March 18, 2002 (the "Shares"), of Interstate Hotels Corporation, a Maryland corporation (the "Company"), including the associated Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Company's Shareholders Rights Agreement (the "Rights Agreement"), at a price of $3.00 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (together the "Offer to Purchase" or "Offer"). Unless the context otherwise requires, all references to Shares include the associated Rights. Unless the Rights are redeemed prior to the Expiration Date, holders of Shares will be required to tender one associated Right for each Share tendered in order to effect a valid tender of such Share.

         THE OFFER, PRORATION PERIOD, AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., PITTSBURGH, PENNSYLVANIA, TIME ON FRIDAY, MAY 10, 2002, UNLESS THE OFFER IS EXTENDED.

         The shares of Class A Common Stock sought pursuant to the Offer represent 44.92% of the total of 5,487,885 such shares issued and outstanding as of March 18, 2002. The Purchaser and its affiliates currently beneficially own an aggregate of 333,500 such shares, or approximately 6.08% of that total. If the Offer is successful and the Purchaser acquires all of the Shares sought, it and its affiliates will beneficially own approximately 51.0% of such shares.

         The Offer is conditioned on, among other things: (1) a minimum of 2,465,322 shares of Class A Common Stock being tendered; and (2) the Rights issued under the Company's Shareholders Rights Agreement having been redeemed by the board of directors, or the Purchaser being satisfied, in its reasonable judgment, that the Rights are invalid or otherwise inapplicable to the Offer. The Offer is also subject to other conditions. The Offer is not conditioned upon the receipt of financing. The Purchaser expressly reserves the right, in its reasonable discretion, to waive any one or more of the conditions to the Offer.

         If more than 2,465,322 of the outstanding shares of Class A Common Stock, and if applicable, Rights are validly tendered and not withdrawn prior to the Expiration Date, the Purchaser will accept for payment and pay for only 2,465,322 of the outstanding Shares and Rights on a pro rata basis (with appropriate adjustments to avoid purchase of fractional Shares) based on the number of Shares properly tendered by each shareholder prior to or on the Expiration Date and not withdrawn. A shareholder may tender any or all Shares and Rights owned by such shareholder.

         The Purchaser's current plans for the Company are to complete the Offer, subject to the satisfaction or waiver of important conditions, to nominate and to vote for two candidates for election to the Company's board of directors at this year's annual meeting of shareholders, and to exercise the rights of a Class A Common shareholder. The board of directors currently consists of eleven members, five of which are elected by the holders of Class A Common Stock, one by the holder of Class B Common Stock, and five by the holders of Series A Preferred Stock. The terms of the Class A directors are staggered, with two director seats up for election in 2002, one in 2003, and two in 2004. The Purchaser intends to nominate and to vote for one director candidate at the annual shareholder meeting in 2003 and two director candidates in 2004. The Purchaser also intends to use its representation on the board of directors to try to exert influence and control over the management and affairs of the Company. Other plans for the Company are outlined in the Offer.

         For purposes of the Offer, the Purchaser will be deemed to have accepted for payment tendered Shares as, if and when the Purchaser gives oral or written notice to the Depositary, Manufacturers and Traders Trust Company. The Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary for the Offer, which will act as agent for tendering shareholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering shareholders. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares ("Share Certificates") and, if applicable, certificates representing the related Rights ("Rights Certificates"), or timely confirmation of book-entry transfer of such Shares and, if applicable, Rights into the Depositary's account at the Book-Entry Transfer Facility, (b) a Letter of Transmittal properly completed and duly executed, and (c) any other required documents. UNDER NO CIRCUMSTANCE WILL INTEREST ON THE PURCHASE PRICE FOR SHARES BE PAID BY THE PURCHASER REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT.

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         The term "Expiration Date" means 5:00 p.m., Pittsburgh, Pennsylvania, on Friday, May 10, 2002, unless and until the Purchaser, in its sole discretion, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, will expire. Any such extension will be followed by a public announcement thereof no later than 9:00 a.m., Pittsburgh, Pennsylvania, time, on the next business day after the previously scheduled Expiration Date.

         Tendering shareholders may withdraw tenders of Shares, and, if applicable, Rights made pursuant to the Offer at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable. Shares and Rights tendered, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after June 10, 2002 (or such later date as may apply in case the Offer is extended). A withdrawal of a Share will also constitute a withdrawal of the related Right. Rights may not be withdrawn unless the related Shares are also withdrawn.

         To be effective, a notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares or Rights to be withdrawn, the number of Shares or Rights to be withdrawn, and the name of the registered holder of the Shares or Rights to be withdrawn, if different from the name of the person who tendered the Shares or Rights. If Share Certificates or Rights Certificates evidencing Shares or Rights to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares and Rights have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares or Rights have been delivered pursuant to the procedures for book-entry transfer as set forth in "The Tender Offer - - Procedures for Tendering Shares" of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares or Rights and otherwise comply with the Book-Entry Transfer Facility's procedures.

         Withdrawals of Shares or Rights may not be rescinded. Any Shares or Rights properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be retendered at any subsequent time prior to the Expiration Date by following any of the procedures described in the Offer to Purchase. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser in its sole discretion, which determination will be final and binding.

         A request has been made to the Company pursuant to Rule 14d-5 under the Exchange Act for the use of the Company's shareholder lists and security position listings for the purpose of disseminating the Offer to Shareholders. The Company has not yet elected to conduct the distribution of tender offer materials or to provide the Purchaser with such shareholder lists and security position listings for the purpose of doing so. Upon the Company's election, the Offer to Purchase and the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's

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

shareholder lists, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

         The information required to be disclosed by Rule 14d-6(d)(1) under the Exchange Act is contained in the Schedule TO-TA and the Offer to Purchase and is incorporated herein by reference.

         THE OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHAREHOLDERS SHOULD READ BEFORE MAKING ANY DECISION WITH RESPECT TO THE OFFER.

         Any questions and requests for assistance may be directed to the Information Agent as set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at the Purchaser's expense. No fees or commissions will be payable to brokers, dealers or other persons (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

                     The Information Agent for the Offer is:

                         N.S. TAYLOR & ASSOCIATES, INC.
                           15 North Street, 2/nd/ Floor
                           Dover-Foxcroft, Maine 04426

                  Banks and Brokers Call Collect: 207.564.8700
                     All Others Call Toll-Free: 866.470.4500

April 11, 2002

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